File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 17, 2005

Press Release

Vitro, S.A. de C.V. Holds General Shareholders Meeting

• Vitro plans to invest US$150 million in 2005

Garza Garcia, N.L., Mexico – March 17th, 2005 - Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO), announced today that will invest approximately US$150 million in 2005 in order to expand its containers and automotive glass production lines, implement a new technological tool to optimize its processes (ERP), and transform its production facilities to use alternative fuel energy, among other key projects.

At the end of the General Shareholder’s Meeting, Federico Sada, Vitro’s CEO said that these investments will allow the Company to take advantage of niche markets in the containers segment, Mexico’s glass consumption growth per capita, and the development of new products for the automotive and glassware industry to maintain its sales during 2005.

“We have almost concluded our non strategic businesses divestiture process. We will now dedicate our energy to increase Vitro’s operations efficiency, increase Company’s sales and profitability, and continue to reduce costs to our final objective of becoming one of glass industry leaders worldwide”, said Federico Sada, CEO of Vitro.

During today’s meeting, 2004 financial results were approved, and Shareholders also approved a resolution to pay a cash dividend of Ps $0.30 (thirty cents) per common share of coupon # 64, canceled pending cash dividend related to coupon # 60, and elected members of the Board of Directors and the Examiners for the year 2005.

Shareholders also approved Vitro’s strategy that calls for to concentrate in its glass related businesses, strengthen its financial position, maximize operational efficiency, reinforce its international presence, seek for selective businesses opportunities through strategic joint ventures, as well as to continue with its alternative fuel source technology transformation process to reduce energy costs.

In addition, Shareholders approved FINCO, Vitro’s wholly owned Company merger with its holding Company to achieve administration savings and strengthen its holding Company financial structure.

Vitro, through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide.

For more information please contact:

Media Monterrey: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Financial Community: Leticia Vargas/Adrián Meouchi Vitro, S. A. de C.V. +52 (81) 8863-1210/1350 lvargasv@vitro.com ameouchi@vitro.com	U.S. Contacts: Susan Borinelli/Alex Fudukidis Breakstone & Ruth Int. (646) 536-7012 / 7018 sborinelli@breakstoneruth.com afudukidis@breakstoneruth.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 17, 2005